Weil, Gotshal & Manges LLP
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FAX: (212) 310-8007

November 8, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010
Ms. Karen J. Garnett

Re:                             The Howard Hughes Corporation

Amendment No. 1 to Registration Statement on Form S-11

Filed October 22, 2010

File No. 333-170074

Dear Ms. Garnett:

On behalf of our client, The Howard Hughes Corporation (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-11 (the “Registration Statement”) of the Company (File No. 333-170074), an amendment to the registration statement we originally filed for the Company on Form S-1, together with certain exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letter of November 5, 2010.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Registration Statement of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.  Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

The Company respectfully advises the Staff that it has removed the shares of common stock, warrants and the common stock issuable upon exercise of the warrants held by Fairholme, one of the Plan Sponsors, from the Registration Statement as it was advised by Fairholme that it will not be participating in the offering.

General

1.                                      We note your operations are as a real estate company specializing in the development of master planned communities and other strategic real estate opportunities across the United

States.  Therefore, it appears your registration statement should be filed on Form S-11, not on Form S-1.  Please revise or advise.

The Company has filed the Amendment on Form S-11 in accordance with the Staff’s request.

2.                                      As you know, we have also reviewed your registration statement on Form l0-12B.  Please confirm that you will revise this registration statement to comply with our comments on the Form 10, as applicable.

The Company has authorized us to confirm that it has revised the Registration Statement to comply with the Staff’s comments on its registration statement on Form 10-12B, as applicable.

3.                                      Please provide us with an analysis of whether the selling shareholders should be deemed statutory underwriters.  We note that the shares and warrants that you are registering for resale will be issued very shortly before the effectiveness of the resale registration statement.  In addition, we note that each Plan Sponsor owns more than 5% of your common stock, assuming the exercise of all warrants, and that Brookfield Investor is an affiliate of a registered broker-dealer.  Please address specifically why you believe the selling shareholders did not purchase the securities with a view toward distribution.  Refer to the Division of Corporation Finance Compliance and Disclosure Interpretations.  Securities Act Rules, section 612.09.

As noted above, the Company has removed the shares of common stock, warrants and the common stock issuable upon exercise of the warrants held by Fairholme, one of the Plan Sponsors, from the Registration Statement as it was advised by Fairholme that it will not be participating in the offering.

The Company respectfully submits that the selling shareholders should not be deemed “underwriters” within the statutory definition of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).  Section 2(a)(11) of the Securities Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” The Company has considered whether any of the selling shareholders are statutory underwriters, taking into account the background and guidance discussed below, and concluded that the facts support a determination that the selling shareholders did not acquire securities from the Company with a view to distribution, and are not offering or selling for the Company in connection with a distribution, and that they are not statutory underwriters.

Background

On April 16, 2009 and April 22, 2009, General Growth Properties, Inc. (“GGP”) and certain of its subsidiaries filed voluntary petitions for relief (the ‘‘Chapter 11 Cases’’) in the Bankruptcy Court for the Southern District of New York (the ‘‘Bankruptcy Court’’) under Chapter 11 of title 11 of the United States Code. On August 27, 2010, GGP filed with the Bankruptcy Court its third amended plan of reorganization (as supplemented on September 30, 2010 and further modified on October 21, 2010, the “Plan of Reorganization”) and the related disclosure statement for the debtors remaining in the Chapter 11 Cases. On October 21, 2010, the Bankruptcy Court confirmed the Plan of Reorganization and the Company expects the reorganization to be completed on or about November 9, 2010 (such time of completion is referred to as the ‘‘Effective Date’’). Pursuant to the Plan of Reorganization, on or prior to the Effective Date, approximately

32,500,000 shares of the Company’s common stock will be distributed or issued to the common and preferred unit holders of GGP Limited Partnership, which includes GGP, and then GGP will distribute its portion of such shares to holders of GGP common stock (the ‘‘Distribution’’). Certain of the selling shareholders identified in the Registration Statement will receive shares of the Company’s common stock pursuant to the Distribution as a result of their ownership of shares of GGP common stock.

In order to fund the Plan of Reorganization, GGP entered into investment agreements in March 2010 (the ‘‘Investment Agreements’’) with each of (i) REP Investments LLC (now known as Brookfield Retail Holdings LLC), an affiliate of Brookfield Asset Management Inc. (the ‘‘Brookfield Investor’’), (ii) The Fairholme Fund and Fairholme Focused Income Fund (collectively, ‘‘Fairholme’’) and (iii) Pershing Square Capital Management, L.P. on behalf of Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd. and Pershing Square International V, Ltd. (collectively, ‘‘Pershing Square’’ and, together with Brookfield Investor and Fairholme, the ‘‘Plan Sponsors’’). Pursuant to the Investment Agreements, the Plan Sponsors committed to purchase $250 million of the Company’s common stock at a price of $47.619048 per share.

The Plan Sponsors subsequently entered into agreements with Blackstone Real Estate Partners VI, L.P. (‘‘Blackstone’’) whereby Blackstone subscribed for a relatively small portion (approximately 7.6%) of the shares to be issued to the Plan Sponsors under the Investment Agreements in each of the Company and of the public company successor to GGP following the Effective Date (“reorganized GGP”).

Pursuant to the Investment Agreements, the Company entered into registration rights agreements (the “Registration Rights Agreements”) with Brookfield Investor, Pershing Square and Blackstone with respect to the common stock and warrants of reorganized GGP and the Company.  It is a condition to the consummation of the transactions contemplated by the Investment Agreements that the Registration Statement be effective.  The Company has also agreed to enter into a registration rights agreement with General Trust Company, a significant stockholder of GGP, which will receive a significant portion of the Company’s common stock in the Distribution.

Upon consummation of the Plan of Reorganization as contemplated by the Investment Agreements and after giving effect to the Blackstone Designation, the Company will issue to Brookfield Investor warrants to purchase approximately 3.83 million shares of our common stock, to each of Fairholme and Pershing Square warrants to purchase approximately 1.92 million shares of the Company’s common stock and to the Blackstone Investors warrants to purchase approximately 0.33 million shares of the Company’s common stock, in each case, with an initial exercise price of $50.00 per share.

The Company expects that Brookfield Investor, Fairholme, Pershing Square, the Blackstone Investors and General Trust Company will beneficially own 6.4%, 3.2%, 9.5%, 1.1% and 17.4%, respectively, of the Company’s common stock on the Effective Date (excluding shares issuable upon exercise of the warrants) or 13.7%, 6.8%, 12.0%, 1.6% and 14.3%, respectively, of the Company’s common stock on the Effective Date (assuming exercise of all outstanding warrants, including shares issuable upon the exercise of warrants held by Fairholme which are only exercisable upon 90 days’ notice).

The Registration Statement relates to the resale by the selling shareholders identified in the Registration Statement (the “selling shareholders”) from time to time of the warrants and shares of common stock of the Company, including shares issuable upon the exercise of the warrants and certain outstanding options (the “Shares”).

Analysis

The Division of Corporation Finance’s guidance in Compliance and Disclosure Interpretation 128.04 provides that the determination of whether a purchaser of securities is an underwriter with respect to resales of such securities “depends on the facts and circumstances of the particular case.” The Division of Corporation Finance has issued further guidance in Compliance and Disclosure Interpretation 612.09, which provides that the following factors that should be considered when evaluating the facts and circumstances of whether a selling security holder is actually acting as an underwriter selling on behalf of an issuer:

•                  how long the selling shareholders have held the shares;

•                  the circumstances under which they received them;

•                  their relationship to the issuer;

•                  the amount of shares involved;

•                  whether the sellers are in the business of underwriting securities; and

•                  whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The Company believes that the following analysis clearly establishes that the selling shareholders are not acting as underwriters for the Company:

How Long the Selling shareholders have Held the Securities

Presumably, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the Company. Although the Shares being registered for resale will be issued in connection with the effectiveness of the Registration Statement, Brookfield Investor and Pershing Square made the investment decision to purchase the Shares in March 2010 when they entered into their respective Investment Agreements.  The warrants being issued to Brookfield Investor and Pershing Square are required to be issued by the Investment Agreements entered into in March 2010. Brookfield Investor and Pershing Square made typical “investment intention” representations and warranties in their respective Investment Agreements to the effect that they were acquiring the Shares for investment purposes only and not with a view to or for the purposes of distributing or reselling such Shares.  Brookfield Investor and Pershing Square also each acknowledged that it must bear the economic risk of its investment indefinitely.

Some of the selling shareholders have held shares in the Company’s predecessor, GGP, for many years. Specifically, General Trust Company has been a principal holder of GGP shares for several years, and, pursuant to the Distribution, will receive shares of the Company’s common stock.  General Trust Company has registration rights with respect to its GGP shares and, since following the Distribution it will become the beneficial owner of more than 5% of the Company’s common stock, the Equity Committee that was established to represent the interests of the holders of common stock of GGP in the bankruptcy requested similar registration rights be granted with respect to the Company’s common stock.  In addition, Pershing Square has held shares of GGP’s common stock since 2008 and will also receive shares of the Company’s common stock pursuant to the Distribution in addition to the shares of common stock that it will acquire pursuant to the Investment Agreements.

The Circumstances Under Which the Securities Were Received

As discussed above, most of the Shares held by the selling shareholders (and all of the Shares held by the Plan Sponsors) were acquired from the Company in connection with the Plan of Reorganization under the supervision of the Bankruptcy Court.  Many of the Shares will be issued through the Distribution and pursuant to the negotiated, arm’s length terms of the Investment Agreements, which were a key component of the Plan of Reorganization.  As is customary in transactions in the Chapter 11 context, Brookfield Investor and Pershing Square negotiated for and received registration rights with respect to the Shares and required that the Registration Statement be effective as a condition to the consummation of the transactions contemplated by the Investment Agreements. As further discussed below, the registration rights (and the immediate effectiveness of the Registration Statement) were not granted for the purpose of conducting an indirect primary offering and do not evidence an intent by Brookfield Investor and Pershing Square to quickly distribute their respective shares to the public.

The Relationship to the Company

A critical material term heavily negotiated for by Brookfield Investor and Pershing Square when they agreed to enter into the Investment Agreements was their board nomination rights, pursuant to which the Company’s board of directors on the Effective Date will have nine members, one of whom will be nominated by Brookfield Investor and three of whom will be nominated by Pershing Square. Brookfield Investor’s right to nominate one director will continue so long as Brookfield Investor beneficially owns at least 10% of the Company’s common stock on a fully diluted basis. Pershing Square’s right to nominate three directors will continue so long as Pershing Square and its affiliates have economic ownership of at least 17.5% of the Company’s common stock on a fully diluted basis and two directors for so long as Pershing Square and its affiliates beneficially own at least 10% but have economic ownership of less than 17.5%, of the Company’s common stock on a fully diluted basis.  Brookfield Investor and Pershing Square also negotiated information and access rights to be able to monitor their investments.  In addition, Brookfield Investor and Pershing Square heavily negotiated for preemptive rights in future public and private equity issuances by the Company to allow each of them to maintain their respective percentage ownership percentages in the Company on a fully diluted basis. Many of these rights are tied to Brookfield Investor’s and Pershing Square’s continued beneficial ownership of a significant portion of the Shares, including the right to nominate members of the Company’s board of directors.  All of these rights demonstrate intent of a long-term investment and actually provide a disincentive for those Plan Sponsors to sell or otherwise dispose of their Shares.

In addition, as described on page 35 of the Registration Statement, Brookfield Investor will be subject to lock-up restrictions on its ability to sell the Company’s common stock and warrants for 18 months following the Effective Date.  In the first six months of the lock-up period, Brookfield Investor may not sell, transfer or dispose of any shares of the Company’s common stock or warrants. In the second six months of the lock-up period, Brookfield Investor may sell, transfer or dispose of up to an aggregate of 8.25% of its shares of the Company’s common stock or warrants. In the final six months of the lock-up period, Brookfield Investor may sell, transfer or dispose of up to an aggregate of 16.5% of its shares of the Company’s common stock and up to an aggregate of 16.5% of its warrants (in each case including any shares transferred or sold during the second six months of the lock-up period).  As discussed below, it was important to certain of the Plan Sponsors accounting treatment that their shares not be subject to restrictions on resale. Accordingly, not all of the Plan Sponsors could agree to lock-up restrictions.

As discussed above, the Brookfield Investor and Pershing Square are bona fide investors of the Company with a long-term investment intent and are not acting as underwriters on behalf of the Company or as a conduit to effect a public offering on behalf of the Company.  As disclosed in “Plan of Distribution,” the selling shareholders may, from time to time, sell any or all of their shares of common stock in one or more transactions at fixed prices, at prevailing market prices at the time of sale or at varying prices determined at the time of sale, or at negotiated prices.  Each selling shareholder has the sole and absolute discretion not to accept any purchase offer or make any sale of Shares if it deems the purchase price to be unsatisfactory at any particular time.  The Company will not receive any proceeds of the Shares sold by the selling shareholders, if any are sold.  The selling shareholders will act independently of the Company in making decisions regarding the timing, manner and size of each sale.  These facts support the view that the selling shareholders are not acting as underwriters in this offering.

It is worth noting that market practice and the Staff’s previous interpretative positions are clear that registration should not be equated with an intent to distribute the shares.  There are a number of reasons why investors in general want shares registered other than to effect an immediate resale.   For example, many investors, including certain selling shareholders, are fiduciaries who may determine that, to fulfill their fiduciary responsibilities, they must negotiate for registered securities to take advantage of unexpected market opportunities or to be able to liquidate their investment if there is a fundamental shift in their investment judgment about the Company.  In addition, investors typically negotiate for and obtain registration of shares acquired by them in such transactions and investors who are fiduciaries are generally reluctant not to take advantage of customary safeguards for liquidity.

Relationships among the Selling shareholders

None of the selling shareholders is a member of a “group” with any other holder or selling stockholder within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5(b) thereunder. The Company is not aware of any relationship among the selling shareholders other than as disclosed in the Registration Statement and believes that the selling shareholders act independently of one another.

The Amount of Shares Involved

The Company is registering 19,209,814 shares of the Company’s common stock in the Registration Statement.  This includes the common stock issuable upon exercise of the Company’s warrants held by Brookfield Investor, Pershing Square and the Blackstone Investors and common stock issuable upon the exercise of certain options to acquire the Company’s common stock. Of the 37,718,326 shares expected to be outstanding on the Effective Date, 12,946,424, or 34.3%, of those shares are being registered for possible resale and only 6,373,400, or 16.9%, of the shares expected to be outstanding on the Effective Date will be beneficially owned by Brookfield Investor and Pershing Square.  The Company respectfully submits to the Staff that regardless of the amount of shares being registered, it believes that the proper inquiry regarding whether an offering is a valid secondary offering or an indirect primary offering is whether the offering contemplates the resale of securities acquired from the Company by legitimate investors or whether the offering is made by selling shareholders who are acting as underwriters of, or a conduit for, a public offering by the Company.

The Company respectfully submits that focusing solely on the number of shares being registered in relation to the shares outstanding or the public float would have a disproportionate impact on public companies emerging from Chapter 11 by limiting their ability to sell equity to sophisticated, long-term investors prior to emergence.

Although all of Brookfield Investor’s and Pershing Square’s shares are being registered, there is no expectation they will in fact sell their shares should a market develop.  As described above, sales by the Brookfield Investor and Pershing Square could lead to the termination of key rights, such as board nomination rights, negotiated for by Brookfield

Investor and Pershing Square.  In addition, as described above, Brookfield Investor agreed to lock-up restrictions on its shares.

Whether the Selling Shareholders are in the Business of Underwriting Securities

The selling shareholders are not in the business of underwriting securities.  The Brookfield Investor is the only selling stockholder that is affiliated with a registered broker-dealer; however, the Company has no relationship with such affiliate and such affiliate was not involved in the negotiation of Brookfield Investor’s Investment Agreement or the Plan of Reorganization.  Also, as noted above, the Brookfield Investor will be subject to lock-up restrictions on its ability to sell the Company’s common stock and warrants for 18 months following the Effective Date.

Whether the Circumstances Indicate that the Selling shareholders are Acting as a Conduit for the Company

The Company respectfully submits that none of the selling shareholders are acting as an underwriter on behalf of, or as a conduit for, the Company. The selling shareholders acquired the Shares pursuant to bona fide transactions approved by the Bankruptcy Court to provide the funding for GGP’s Plan of Reorganization and emergence from bankruptcy and bear the full economic risk of ownership of their respective Shares.  Furthermore, as discussed above, the selling shareholders are long-term investors who are not in the business of underwriting securities. No selling stockholder will receive a finder’s fee, commission or other payment from the Company in connection with the sale of any of the shares being registered on the Registration Statement and the Company will not receive any proceeds from any sales.

In addition to Brookfield Investor, Pershing Square, Blackstone and General Trust Company, Adam Metz and Thomas Nolan, Jr. are also selling stockholders under the Registration Statement.  The Company is registering the shares issuable upon the exercise of the options Mr. Metz and Mr. Nolan received in connection with their ownership of previously granted options of GGP.  The GGP options were originally granted as part of a compensation arrangement between these executives and GGP and not in connection with any capital raising activity by GGP or the Company.  Assuming full exercise of the options, Mr. Metz and Mr. Nolan will each own less than 0.5% of the Company’s outstanding common stock. Accordingly, the Company does not believe that Mr. Metz or Mr. Nolan could be construed as statutory underwriters.

Based on all of the foregoing, the Company believes that the offering contemplated by its resale Registration Statement is not an indirect primary offering by the Company and respectfully submits that the selling shareholders should not be deemed statutory underwriters.

4.                                      We note that you have omitted the disclosure required by Items 505 and 506 of Regulation S-K.  Please tell us why you believe these items are not applicable to your filing.

With respect to Item 505 of Regulation S-K:

•                  With respect to the Company’s common stock, the Company respectfully advises the Staff that because it is a condition to the consummation of the transactions contemplated by the Investment Agreements that the Registration Statement be declared effective, the Registration Statement will become effective on the Effective Date.  The Company’s common stock began trading in the “when-issued” market of the New York Stock Exchange on November 5, 2010 and, as disclosed in the Registration Statement, will begin trading “regular way” on the New York Stock Exchange on the first trading following the

Effective Date. Accordingly, an “established public trading market” for the Company’s common stock will exist upon effectiveness of the Registration Statement (i.e., prior to the time that sales could be made by the selling stockholders).  The Company has revised its disclosure on the cover page of the prospectus to include the most recent “when-issued” closing price of the common stock.

•                  With respect to the warrants, the Company has revised its disclosure on the cover page of the prospectus to clarify that there is no fixed offering price for the warrants and the Company expects that the offering price will be based upon the relationship between the exercise price of the warrants of $50.00 per share and the prevailing market price of the Company’s common stock at the time of sale.  In addition, pursuant to Item 505(b) of Regulation S-K, the Company has disclosed on page 119 of the Registration Statement that the initial exercise price for the warrants of $50.00 per share was determined through negotiations between GGP and the Plan Sponsors.

With respect to Item 506 of Regulation S-K, the Company respectfully submits that it does not believe the disclosure required by Item 506 is required because the public offering price is not currently known and it is impossible to determine the dilutive effect of the offering.

Explanatory Note

5.                                      Please tell us why you are not including the explanatory note as part of the prospectus.  This appears to be information that is material to investors and would facilitate an understanding of the transactions described in the prospectus.

The Company has revised the Registration Statement to move the explanatory note from the forepart of the Registration Statement to page iii of the prospectus.

Prospectus Cover Page

6.                                      We note that the selling shareholders may sell their shares at prevailing market prices or negotiated prices.  Considering that there currently is no market for your common shares or warrants, this disclosure does not provide a sufficient description of the offering price or the formula or method to be used to calculate the price.  Refer to Item 501(b)(3) of Regulation S-K.  Please revise to identify the price at which the selling security holders will sell their shares and warrants.

The Company respectfully advises the Staff that the Company does not know the prices at which the selling stockholders will sell their shares or warrants.  However, in response to the Staff’s comment (and consistent with the Company’s response to comment #4 above), the Company has revised its disclosure on the cover page of the prospectus and pages 34 and 123 to include the disclosure required by Item 505(a) by clarifying that the selling stockholders may offer shares or warrants from time to time as they may determine at offering prices that the Company believes will be determined by reference to prevailing market prices of the Company’s common stock at the time of sale. The Company’s common stock began trading on a “when-issued” basis on November 5, 2010, and is expected to begin “regular way” trading on the trading day following the Effective Date.

Security Ownership of Beneficial Owners and Management, page 108

7.                                      We note that the percentage of shares beneficially owned by directors, director nominees and executive officers as a group is 12.6%.  Please tell us why this amount is less than the percentage held individually by William Ackman, director nominee, or revise the table.

The Company has revised its disclosure on page 111 of the Registration Statement to conform the percentage of shares beneficially owned by directors, director nominees and executive officers as a group is 13.8%, the same percentage held individually by William A. Ackman, director nominee.

Selling Stockholders, page 115

8.                                      We note that you are registering the resale of warrants and the resale of common shares underlying outstanding options.  Please expand the selling shareholders table to provide separate ownership columns for these securities, or tell us why you believe it is appropriate to omit them from the table.  See Item 507 of Regulation S-K.

The Company has expanded the selling shareholders table on page 117 of the Registration Statement to provide a separate ownership column for the common shares underlying outstanding options and to make clear that the column for shares underlying the warrants also include the warrants themselves.

9.                                      Please revise the table to include the number of shares underlying warrants held by Fairholme prior to the offering.  We note the disclosure in footnote (4) and the 90-day notice requirement for the exercise of the warrants; however, we continue to believe that the shares should he included in the table with an appropriate explanation in the footnote.

The Company respectfully advises the Staff that it has removed Fairholme from the table on page 117 as Fairholme will not be participating in the offering.

Part II

Other Expenses of Issuance and Distribution, page II-1

10.                               We note you have left several blanks in this section which will be completed by amendment.  Please amend your filing to provide this information prior to the effectiveness of your registration statement.

The Company respectfully advises the Staff that it has completed all remaining blanks in the Registration Statement. The Company has revised page II-1 of the Registration Statement to list the itemized estimated other expenses of issuance and distribution of the offering.

Undertakings, page II-3

11.                               Please provide the undertaking required by Item 512(h) of Regulation S-K.

The Company has revised its disclosure on page II-4 of the Registration Statement to provide the undertaking required by Item 512(h) of Regulation S-K.

Exhibit 5.1

12.                               Please have counsel revise the legal opinion to opine on whether the warrants are legal, binding obligations of the registrant under applicable state contract law.

The Company’s legal counsel has revised its opinion included as Exhibit 5.1 to the Registration Statement to provide the opinion that the warrants are legal, binding obligations of the Company under applicable state corporate law.

In response to the Staff’s request, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165 or Heather Emmel at (212) 310-8849.

Sincerely,

/s/ MATTHEW D. BLOCH

Matthew D. Bloch